[Letterhead of Koor Industries Ltd.]




                                                          September 16, 2005



VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


                  Re:     Koor Industries Ltd. (File No. 1-09178)
                          Form 20-F for the Fiscal Year Ended December 31, 2004 Filed July 15, 2005
                          -----------------------------------------------------

Dear Mr. Spirgel:

         On behalf of Koor Industries Ltd., a corporation organized under the laws of the State of Israel (the "Company"), enclosed please find three copies of Amendment No. 1 ("Amendment No. 1") to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (as amended, the "Form 20-F") which was filed today via EDGAR with the Securities and Exchange Commission (the "Commission"). Please also find enclosed three copies of Amendment No. 1 which have been marked to show changes from the Form 20-F as originally filed with the Commission on July 15, 2005. The changes in Amendment No. 1 include revised Items 15 and 17, amended in response to the comments of the staff of the Commission (the "Staff") set forth in your letter dated August 17, 2005 (the "Comment Letter").

         Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Years Ended December 31, 2004
-----------------------------------------------

Item 15, Controls and Procedures, page 113
------------------------------------------

1. We note your disclosure that your disclosure controls and procedures are "effective in alerting them on a timely basis to material information relating to us required to be included in our reports file[d] or submitted under the Exchange Act." Please revise to clarify, if true, that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective.

         The Company has revised its disclosure in Item 15 of the Form 20-F in response to the Staff's comment.

Principal and Subsidiary Auditor Reports, page F-2
--------------------------------------------------

Report of Independent Auditors, page F-2
----------------------------------------

2. The audit report of your principal auditor as of December 31, 2004 and 2003 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, your audit opinion is based solely on the reports of the other auditors. Your relationship to the companies for which audit reports have been included is unclear. If you have included an audit report for a subsidiary other than those listed in exhibit 8.1, please tell us what your relationship is to that company.

            The Company's principal auditor is Somekh Chaikin, a member firm of KPMG International ("KPMG"). KPMG's audit report relates to the financial statements of the Company which have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP") and include a reconciliation note to United States generally accepted accounting principles ("US GAAP"). In its audit report, KPMG makes reference to other auditors who audited the financial statements of certain subsidiaries and affiliates of the Company, prepared according to Israeli GAAP and according to US GAAP, upon whose reports KPMG relied in its audit report. Therefore, the audit reports of those auditors have been included in the Form 20-F.

           Exhibit 8.1 to the Form 20-F lists only the Company's significant subsidiaries and affiliates as of December 31, 2004 and does not include all the Company's subsidiaries and affiliates. However, all the audit reports for the Company's subsidiaries and affiliates upon which KPMG relied in its audit report have been included in the Form 20-F. In addition, to the extent that the auditor of any of the Company's subsidiaries and affiliates also relied upon the audit report of another auditor, that audit report is also included in the Form 20-F.

            Appendix 1 to this letter includes a list of each of the subsidiaries and affiliates of the Company in respect of which an audit report has been included in the Form 20-F, as well as details of its affiliation with the Company.

3. The audit report of your principal auditor as of December 31, 2004 and 2003 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, your audit opinion is based solely on the reports of the other auditors. The subsidiary and affiliate auditors' reports on the financial statements of Talla-Com, Tadiran Electronic Industries, LLC, Microwave Networks, Inc., and Balton CP Limited, express opinions on the entities' conformity with US GAAP. It is unclear which auditor has taken responsibility for the conversion of the subsidiary amounts from US GAAP to Israeli GAAP. Responsibility for the conversions should be clearly stated in the report of the auditor that has taken responsibility. Therefore, please amend your 20-F to include audit reports that clearly state which auditor has taken responsibility for the conversions. For further guidance, refer to Topic V (J) of the information provided in the International Reporting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.
        htm#P244_30840.

            The Company believes that all the audit reports that have been included in the Form 20-F comply with the guidance of Topic V(J) of the International Reporting and Disclosure Issues in the Division of Corporation Finance ("Topic V(J)").

            In the audit report for each of the companies referenced in the Staff's comment, the auditor ("primary auditor") states whether they have relied upon the audit report of another auditor ("secondary auditor"), whether it is in respect of both US GAAP and Israeli GAAP, or if it is in respect of only one type of GAAP. In the event that the primary auditor has relied upon the secondary auditor for only one type of GAAP, this is included by the primary auditor in its audit report. Therefore, the primary auditor is responsible for auditing the conversion to the other type of GAAP as discussed below.

            Hoberman, Miller, Goldstein & Lesser ("HMGL") is the auditor for Talla-Com, Tallahassee Communications Industries Inc., Tadiran Electronic Industries LLC and Microwave Networks, Inc. The financial statements of these companies are prepared in accordance with US GAAP, and HMGL is responsible for auditing the conversion from US GAAP to
        Israeli GAAP. The last paragraph of HMGL's audit report in respect of each of these companies clearly states: "Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have a material effect on the results of operations, shareholder's equity and cash flows for the years ended December 31, 2004 and 2003."

            Blick Rothenberg is the auditor for Balton CP Limited. The financial statements of Balton CP Limited are prepared in accordance with US GAAP. Balton CP is an affiliated company of Koor Trade Ltd., which is audited by Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global ("E&Y). E&Y is responsible for auditing the conversion from US GAAP to Israeli GAAP. In the second paragraph of its audit report on Koor Trade, E&Y clearly states: "Those financial statements which are presented in accordance with U.S. generally accepted accounting principles, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to Israel generally accepted accounting principles), is based solely on the reports of the other auditors." Therefore, E&Y is not relying on Blick Rothenberg for auditing the conversion from US GAAP to Israeli GAAP.

            Accordingly, since the audit reports for all the companies referenced in the Staff's comment comply with Topic V(J), the Company believes that it is not necessary to revise these audit reports.

            For the Staff's convenience, the Company has provided additional information in Appendix 1 to this letter relating to the chain of responsibility for the conversion of the amounts of subsidiaries of the Company's subsidiaries and affiliates from one type of GAAP to other types of GAAP.

Auditors' Report of Nutriblend, Ltd., page F-134
------------------------------------------------

4. The audit report of your principal auditor as of December 31, 2004 and 2003 and for the three years then ended, states that with respect to certain subsidiaries and affiliates, your audit opinion is based solely on the reports of the other auditors. The audit report of Goodman Jones on the financial statements of Nutriblend Ltd., express an opinion on the entities' conformity with UK GAAP. It is unclear which auditor has taken responsibility for the conversion of the subsidiary amounts from UK GAAP to Israeli GAAP. Responsibility for the conversions should be clearly stated in the report of the auditor that has taken responsibility. Revise your Form 20-F to include an audit report that clearly states the auditor responsible for the conversion from UK GAAP to Israeli GAAP.

            The Company believes that the audit report of Goodman Jones on Nutriblend Ltd. and the audit report of E&Y on Lycored Natural Products Industries Ltd. comply with Topic V(J), as clarified in the Company's response to comment 3.

            Nutriblend Ltd. is a subsidiary of Lycored Natural Products Industries Ltd. and its financial statements are in accordance with UK GAAP. Goodman Jones is responsible for auditing the conversion from UK GAAP to US GAAP. The last paragraph of the audit report of Goodman Jones clearly states: "accounting principles generally accepted in United Kingdom, which differ in certain respects from those followed in the United States, as described in Note 22 to the financial statements."

            E&Y, auditor of Lycored Natural Products Industries Ltd., is responsible for auditing the conversion from US GAAP to Israeli GAAP. The second paragraph of the audit report of E&Y clearly states: "Those financial statements, presented in accordance with accounting principles generally accepted in the United Kingdom and including reconciliation to United States generally accepted accounting principles, were audited by other auditors whose reports as of and for the years ended December 31, 2004 and 2003, have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to Israel generally accepted accounting principles) of and for the years ended December 31, 2004 and 2003, is based solely on the reports of other auditors." Therefore, E&Y is not relying on Goodman Jones for auditing the conversion from US GAAP to Israeli GAAP.

            Accordingly, since the audit report for Nutriblend Ltd. complies with Topic V(J), the Company believes that it is not necessary to revise this audit report.

            As described in the Company's response to comment 3, Appendix 1 provides additional information on the chain of responsibility for the conversion of the amounts of subsidiaries of the Company's subsidiaries and affiliates from one type of GAAP to other types of GAAP.

Auditor Reports Issued by Hoberman, Miller Goldstein & Lesser, pages F-124,
---------------------------------------------------------------------------
F-127 and F-128
---------------

5. Revise to include the city and state where the accountant's reports were issued in accordance with Rule 2-02(a)(3) of Regulation S-X.

            In response to the Staff's comment, the HMGL auditor reports have been revised to include the city and state where those reports were issued.

6. The subsidiary and affiliate auditors' reports on the financial statements of Talla-Com, Tadiran Electronic Industries, LLC, and Microwave Networks, Inc. all include a statement that "Application of accounting principles generally accepted in Israel did not have a material adverse effect on the results of operations, shareholder's equity and cash flows for the years ended December 31, 2004 and 2003." However, we note the significant adjustments required in note 28 to convert your results from Israeli GAAP to US GAAP. Please tell us about the GAAP differences that were identified for each company and why they were not considered to have a material adverse effect on the results of operations, shareholder's equity and cash flows.

            In response to the Staff's comment, the Company advises the Staff that no GAAP differences were identified for Talla-Com, Tadiran Electronic Industries, LLC or Microwave Networks, Inc.

Note 28  Material Differences Between Israeli and US GAAP and their Effect on
-----------------------------------------------------------------------------
Financial Statements, page F-107
--------------------------------

7. Please consider providing a cross reference from your descriptions of Israeli versus US GAAP differences, which are presented beginning on page F-107, to each line item in your numerical reconciliations beginning on page F-117.

            In response to the Staff's comment, Note 28 has been revised to include the cross reference suggested by the Staff.

Reconciliation of net earnings (loss), page F-117
-------------------------------------------------

8. We refer to the reconciling item described in note A(7) for provisions for anticipated losses from realization of convertible securities in investee companies. Please provide us with an example of a situation where you were required to create a provision for such a loss and how you determined the reconciling item to arrive at US GAAP.

            The Company's primary investee companies, Makhteshim-Agan Industries Ltd. ("M-A Industries") and ECI Telecom Ltd.("ECI"), have issued convertible securities to third parties excluding the Company. M-A Industries has issued convertible debentures, warrants and employee stock options and ECI has issued employee stock options. The conversion of these securities into shares will result in the dilution of the Company's holding in these companies. Furthermore, in certain cases, the conversion of these securities to shares will result in a loss to the Company, as the Company's share in the post-conversion equity will be less than its current share.

            According to Israeli GAAP (Opinion 48 and Opinion 53 of the Institute of Certified Public Accountants in Israel ("ICPAI")), an entity is required to record a provision for future losses expected from conversion of convertible securities of investee companies if the following conditions are met:

             a) The conversion of the securities to shares is probable; and

             b) The conversion will result in a loss from the dilution.

            The probability of conversion is determined by a quantitative test stipulated in the abovementioned pronouncements, based on the ratio between the share price and the present value of the exercise price.

            Once it has been determined that the conversion is probable, the impact (profit or loss) of the conversion is examined. The calculation is similar to the calculation of profit or loss upon actual conversion of the convertible securities: the holding percentage after the conversion, multiplied by the shareholders' equity after the conversion (including the proceeds from the conversion) is compared to the Company's share in the equity of the investee prior to the conversion. This provision for future losses is updated every reporting period.

        The following theoretical example is provided for further clarification:
        -----------------------------------------------------------------------

        Assumptions:
        a)   Company A holds 75% of Company B.
        b) The shareholders' equity of Company B is $300 and consists of 100 shares.
        c) Company B granted 25 options to a third party, each convertible into one share, for an exercise price of $2.
        d)   The conversion is probable according to the quantitative test.

        Assuming all the options are exercised, Company A will have 75 shares out of a total of 125 shares of Company B, i.e. 60%. The shareholders' equity of Company B will be $350 after the exercise of the options. Company A's share after the exercise of the options will be 60% x ($300 + 50) = $210. Company A's share prior to the exercise of the options is 75% x $300 = $225. Therefore, the expected loss is $15 and under Israeli GAAP, a provision of $15 is recorded in the financial statements.

            According to US GAAP, an entity is not required to record a provision for future losses expected from dilution due to future conversion of convertible securities in investee companies. Therefore in the US GAAP reconciliation note, the entire provision was reversed in the GAAP reconciliation.

            The following table summarizes the outstanding convertible securities of ECI and M-A Industries as at December 31, 2004 that will result in dilution of the Company's interests in those companies as well as a future loss to the Company:

        -------------------------------------------------------------------------------------------------------------
                                                                                                          Expenses
                                     Securities     Current      Diluted    Provision     Provision       for 2004
                                  outstanding (1)   holding      holding    for losses    for losses        (2)
                                  -----------------------------------------------------------------------------------
                                                       %             %                    NIS millions
                                  -----------------------------------------------------------------------------------
                                                    12/31/04                              12/31/03              2004
                                  -----------------------------------------------------------------------------------
        ECI
        Employee stock options          9,269,906      30.2%        27.9%         33.8         27.5             6.3

        M-A INDUSTRIES
        Employee stock options         10,239,289      38.6%        38.0%         25.3         24.5             0.8
        Convertible
        debentures (3)              Anti-dilutive
        Warrants (3)                Anti-dilutive

        SUBSIDIARY OF M-A
         INDUSTRIES                                                                                              2.9

                                                                                                      ---------------

        TOTAL                                                                                                   10.1
        -------------------------------------------------------------------------------------------------------------
         __________________
         (1)    Only those securities in respect of which the conversion is probable and will result in a loss to the Company.
         (2)    The expense included in the statement of operations in accordance with Israeli GAAP was reversed in the US GAAP reconciliation note.
         (3)    The conversion will result in a gain to the Company and therefore these securities are not taken into account.

            In accordance with Israeli Accounting Standard ("IAS") No. 22, (based on IAS 32), which will be effective from January 1, 2006, the abovementioned Opinion 48 and Opinion 53 will cease to be effective. Therefore provisions for future losses from conversion of convertible securities of investee companies will no longer be recorded and there will no longer be a difference between Israeli GAAP and US GAAP in this item.

9. We refer to the reconciling item described in note A(8) for employee severance benefits as a part of an efficiency program. It is not clear what the differences are between Israeli and US GAAP beginning in 2003; please clarify. Also, please tell us why severance pay under US GAAP would have been more than that reported in Israeli GAAP in 2003 and less that the amounts reported in Israeli GAAP in 2004.

            In 2001 and 2002, the board of directors of a subsidiary of the Company's subsidiary, Elisra Electronic Industries Ltd., resolved to terminate the employment of a group of employees within the framework of an efficiency program. Israeli GAAP prevailing at that time required the recording of liability due to law, agreement, accepted practice and management intention. (See below for changes in Israeli GAAP from 2003.) Therefore, under Israeli GAAP, a resolution of the board of directors was sufficient basis for recording a liability. Consequently, the subsidiary recorded termination expenses of approximately NIS 3 million and NIS 10 million in 2001 and 2002, respectively.

            According to US GAAP (EITF 94-3 and FAS 146 from January 1, 2003), expenses in respect of employee severance benefits as part of a restructuring program will be recorded on the date that several criteria set forth in the abovementioned publications are met, including the existence of a detailed plan that identifies the number of employees to be terminated, their job classifications or functions, their locations, and the plan has been communicated to those employees. The criteria required under US GAAP were met only in the year subsequent to each board resolution, and therefore the expenses that had been recorded under Israeli GAAP in 2001 and 2002 were reversed in the US GAAP reconciliation note and were recognized for US GAAP purposes in the following year, when the criteria were met and payment was made. In 2002 the expense of NIS 10 million was not recognized under US GAAP, but NIS 3 million in respect of the 2001 reorganization expenses were recognized, therefore the net adjustment to US GAAP was the reduction of severance expenses of NIS 7 million.

            During 2003 NIS 10 million in respect of the 2002 reorganization expenses were recognized, therefore severance expenses under US GAAP were greater than under Israeli GAAP.

            In 2004, the board of directors of the Company's proportionately-consolidated company Telrad Networks Ltd., resolved to terminate the employment of a group of employees within the framework of a reorganization plan.

            In 2003, Israeli GAAP changed and management decisions or intentions regarding employee terminations are no longer considered to be a sufficient basis for the recording of an expense and additional criteria are required. A detailed termination plan was prepared, including identification of the employees to be terminated and the terms of the plan ,therefore according to Israeli GAAP, a provision for severance pay expenses was recorded.

            However, according to US GAAP, the criterion of communication to the employees (paragraph 8 to FAS 146) was not met. Therefore, severance expenses under US GAAP were reduced by NIS 17 million in 2004.

            The following table of reconciling items is provided for further clarification:

        --------------------------- ------------ ------------- ------------ ------------ ------------
                                       2001           2002        2003         2004         2005
                                       NIS            NIS          NIS          NIS          NIS
                                     millions       millions     millions     millions     millions
        --------------------------- ------------ ------------- ------------ ------------ ------------
        Elisra 2001 plan                 3           (3)
        --------------------------- ------------ ------------- ------------ ------------ ------------
        Elisra 2002 plan                              10          (10)
        --------------------------- ------------ ------------- ------------ ------------ ------------
        Telrad 2004 plan                                                        17          (17)
        --------------------------- ------------ ------------- ------------ ------------ ------------
        Total US GAAP decrease
        (increase) of expense            3            7           (10)          17          (17)
        --------------------------- ------------ ------------- ------------ ------------ ------------

10. We refer to the reconciling item entitled "capital gain from a decline in holding in consolidated company." Please explain what this adjustment refers to and revise to describe the Israeli versus US GAAP differences.

            The reconciling item "capital gain from a decline in holding in consolidated company" relates to gains from decline in holdings in consolidated and affiliated companies, due to sale or due to dilution as a result of conversion of convertible securities of investee companies.

            The gain is the difference between the proceeds from the sale and the book value sold. The method of calculating such gains is the method prescribed under SAB 51 and there is no GAAP difference in the method itself.

            However, various GAAP differences affecting the shareholders' equity of the consolidated or affiliated company, cause differences in the book value of the investment at the Company level, i.e. the Company's book value of the holdings according to US GAAP differs from the book value according to Israeli GAAP. Therefore the amounts of the gains according to US GAAP differ from the amounts of the gains according to Israeli GAAP.

            In response to the Staff's comment, the title of the reconciling item referenced in the Staff's comment has been changed to "Gains from decline in holdings in consolidated and affiliated companies" and an explanatory note (Note 28A(20)) has been included.

11. We refer to the reconciling item described in note A(11) entitled, "revenue recognition - adoption of SAB 101." Please explain in more detail what the differences are between US GAAP and Israeli GAAP for the years presented, and what the reconciling items represent.

            SAB 101 was adopted in the U.S. in 2000, with the implementation of a "cumulative effect at the beginning of the year", whereas in Israel, SAB 101 was adopted prospectively in the fourth quarter of 2000, without implementing a cumulative effect as of the beginning of 2000 and without restating the previous quarters of 2000. (There are no differences between US GAAP and Israeli GAAP in respect of transactions effected since the fourth quarter of 2000.)

            As a result, for US GAAP purposes, ECI implemented a cumulative effect as of the beginning of 2000 and restated its revenues in the first, second and third quarters of 2000. The sales that were thus deferred were recognized for US GAAP purposes during 2000-2003.

            However, for Israeli GAAP purposes, no change was recorded in 2000, due to the prospective adoption of SAB 101. Therefore those sales that had been deferred and recognized in 2000-2003 under US GAAP, were not changed under Israeli GAAP.

12. We refer to the reconciling item entitles, "differences from investee due to impairment previously recorded." Please explain to us the nature of this adjustment. Also revise your disclosure to describe the differences between Israeli and US GAAP.

            Please refer to the Company's response to comment 13 below.

13. We refer to the reconciling item associated with your investment in ECI, as described in note A(14). Please explain in greater detail how you accounted for the impairment and the currency translation adjustment in Israeli GAAP and clearly explain to us how you determined the reconciling adjustments in accordance with US GAAP. Further, please tell us why the excess of Koor's share in the equity over the investment was attributed to ECI's non-current assets and how this affects your financial statements.

            ECI is an affiliated company of the Company and its functional currency is the US dollar, while the Company reports in New Israeli Shekels ("NIS") and records its investment in ECI according to the provisions of FAS 52, therefore the Company records foreign currency translation differences.

            In 2002, as a result of negative indications concerning ECI, the Company examined the fair value of its investment in ECI. As the impairment was deemed to be other than temporary, the Company wrote-down its investment in ECI to the fair value which was lower than the equity value of ECI. In 2003, subsequent to the recovery of the telecommunications industry in general, and of ECI in particular, the Company reexamined the fair value of ECI, and concluded that the fair value of ECI exceeded the book value at the time.

            The accounting treatment under Israeli GAAP differed in the following respects from that under US GAAP:

            1.   Recording of impairment in value
            -------------------------------------

            Subsequent to the negative indications concerning ECI, an impairment provision was recorded under both Israeli GAAP and US GAAP. According to Israeli GAAP, the impairment in value is recorded first by writing-off credit balances of foreign currency translation differences that were recorded directly to equity, and only the remainder is recorded as an expense in the statement of operations. According to US GAAP, foreign currency translation differences are not written-off and the entire impairment is recorded as an expense in the statement of operations.

            This difference is presented in the reconciling item entitled "foreign currency translation due to impairment".

            2.   Amortization differences
            -----------------------------

            Neither Israeli GAAP nor US GAAP had defined the accounting treatment of an impairment in value below the equity value of an investee company. In the absence of specific guidance, the Company applied the guidance relating to excess of fair value of an investee's acquired net assets over the cost of those assets, as set forth in paragraphs 44-45 of FAS 141. According to this guidance, the excess of fair value over cost is allocated to the assets of the investee and is amortized over the useful life of these assets. According to Israeli GAAP, the allocation is first to the intangible assets of the investee and then to the non-monetary assets of the investee on a proportional basis. According to US GAAP the allocation is to non-current assets only, on a proportional basis. The different bases of allocation between Israeli GAAP and US GAAP resulted in differences in the amortization amounts recorded in the statement of operations, due to different amortization rates of different asset types (inventory, fixed assets, intangible assets).

            These differences are presented in the reconciling item entitled "differences from investee due to impairment previously recorded".

            3.   Reversal of impairment
            ---------------------------

            Subsequent to the recovery of ECI, under Israeli GAAP the impairment provision was reversed and the Company once again presented its investment in ECI according to the equity method. According to Israeli GAAP, an impairment provision may be reversed if there is an increase in the fair value of the investee company. According to US GAAP, an impairment provision may not be reversed. As will be further elaborated below, the reversal according to Israeli GAAP was not recorded in the statement of operations, but rather as a credit to equity as foreign currency translation differences.

            Accordingly, there is no US GAAP reconciling item in the statement of operations with regard to the reversal of the impairment provision.

            The above relates to the two reconciling items entitled "differences from investee due to impairment previously recorded" and "foreign currency translation due to impairment" both of which were previously covered in Note 28A(14).

            In response to the Staff's comment, Note 28 has been revised to include the above description of the differences between Israeli GAAP and US GAAP in a separate note (Note 28A(15)).

            Note 28A(14) has been revised to relate only to the reconciling item entitled "impairment in value of assets and investments," which will be changed to "Impairment in value of long-lived assets to be held and used."

            For further clarification, set forth below are details regarding the amounts presented for each year.

        Recording of impairment in value: In 2002, the reconciling item entitled "foreign currency translation due to impairment" is an increase in expenses of NIS 105 million. This is due to the fact that under US GAAP (FAS 52) foreign currency translation differences may be realized only upon sale of the investment or liquidation of the investee company, and may not be utilized for impairment losses which must be charged to the statement of operations.

        Amortization differences: The impairment of the investment in ECI recorded by the Company in 2002 resulted in the Company's share in ECI's shareholders' equity being in excess over the investment ("the impairment provision"). The impairment provision was allocated under Israeli GAAP first to ECI's intangible assets and then on a proportional basis to ECI's non-monetary assets, including current assets such as inventories. Under US GAAP, the impairment provision should be allocated proportionately only to non-current assets. The differences in allocation of the impairment provision also have an impact on the amounts of the amortization thereof, as non-current assets are amortized over a longer period than the consumption of inventory. The reconciling item entitled "differences from investee due to impairment previously recorded" relates to this impact on the amortization amounts. In 2002 and 2003, the reconciling item represents an increase in expenses, because under US GAAP the amortization amount (income) is smaller than under Israeli GAAP, as non-current assets are amortized over a longer period than the consumption of inventory. At the end of 2003, the impairment was reversed under Israeli GAAP, but not under US GAAP. Therefore, in 2004, under Israeli GAAP there was no amortization amount (income), thus the reconciling item under US GAAP for 2004 is income in the amount of NIS 30 million.

        Reversal of impairment: In the third quarter of 2003, the provision for impairment in value was written-off under Israeli GAAP. This was recorded against the reinstating of a credit balance capital reserve from foreign currency translation differences, that had been written-off in 2002, at the time the impairment provision was recorded. According to US GAAP, impairment provisions are not to be reversed. However, because the Israeli GAAP reversal did not impact the statement of operations in 2003, no US GAAP adjustment is required on the statement of operations in 2003.

Consolidated Statement of Cash Flows
------------------------------------

14. In accordance with Item 17(c)(2)(iii) of Form 20-F, revise to include a statement of cash flows prepared in accordance with US GAAP and SFAS No. 95 or with International Accounting Standard 7; or furnish in a note to the financial statements a quantified description of the material differences between cash or fund flows reported in your primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP.

            In response to the Staff's comment, Note 28 has been revised to include a quantified description of the material differences between cash flows reported in our primary financial statements under Israeli GAAP and cash flows that would be reported in accordance with US GAAP.

            In addition, Note 34 to M-A Industries' financial statements has been similarly revised to include a quantified description of the material differences between cash flows reported in its primary financial statements under Israeli GAAP and cash flows that would be reported in accordance with US GAAP.

15. You state in note 2 that you consolidate jointly controlled companies by the proportionate consolidation method. Please identify those entities for us, and tell us how you complied with the provisions set forth in Item 17(c)(2)(vii) to Form 20-F.

            The Company's financial statements for 2004 include the proportionate consolidation of three companies: Yehuda Hotels Ltd. and Herod's Hotels Spa and Resort Ltd. (both 50% owned by the Company's subsidiary, Sheraton-Moriah (Israel) Ltd. ("Sheraton")) and Telrad (80.5% as of December 31, 2004).

            Under Item 17 to Form 20-F, proportionate consolidation is not required to be reconciled if the provisions set forth in Item 17(c)(2)(vii) to Form 20-F are met: if the entity is an operating entity and the significant financial operating policies thereof are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

            All three entities meet the provisions set forth in Item 17(c)(2)(vii).

            In response to the Staff's comment, Note 28 has been revised to include summarized financial information in accordance with the SEC staff training manual - Topic 6, Item (iv)(d)(4).

Statement of Shareholders' Equity
---------------------------------

16. In your response letter, please provide us with statements of changes in shareholders' equity for 2004 and 2003 using balances determined under US GAAP to help us understand your US GAAP presentation. Consider including this information in future filings.

            In response to the Staff's comment, the Company has provided the requested statements of changes in shareholders' equity according to US GAAP on Appendix 2 to this letter. The Company will consider including this information in future filings.

Financial Statements of Makhteshim-Agan Industries Ltd., page F-142
-------------------------------------------------------------------

Audit Report of Makhteshim-Agan Industries Ltd., page F-143
-----------------------------------------------------------

17. The report of Somekh Chaikin on the financial statements of Makhteshim-Agan Industries Ltd. for the years ended December 31, 2004, 2003 and 2002 included in your Form 20-F indicates that the audits were conducted on a basis of auditing other than standards of the Public Company Accounting Oversight Board (PCAOB). You should take whatever steps are necessary to obtain an audit conducted in accordance with the standards of the PCAOB. You should then amend your statements accompanied by an audit report that states that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

            The Company advises the Staff that it has been informed by KPMG that the audit report of M-A Industries mistakenly indicates that the audits were conducted according to Israeli Auditors' Regulations (Manner of Auditor's Performance), 1973, and that the audit was actually conducted according to the PCAOB standards. In response to the Staff's comment, the audit report for MA Industries has been revised to include the correct reference to the PCAOB standards.

18. Revise to include the city and state where the accountant's report was issued in accordance with Rule 2-02(a)(3) of Regulation S-X.

            In response to the Staff's comment, the audit report for MA Industries has been revised to include the city and state where those reports were issued.

            In connection with its responses to the Staff's comments, the Company acknowledges that:

            o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

            o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action in respect of the filing; and

            o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


            If you have any questions regarding the responses to the Staff's comments, or require additional information, please contact the undersigned at 011-972-3-900-8310.


                                                     Sincerely,

                                                     /s/ Ran Maidan

                                                     Ran Maidan
                                                     Senior Vice President
                                                     & Chief Financial Officer


cc:      Shlomo Heller
         Michal Yageel
             Koor Industries Ltd.

         David Goldschmidt
         Yehuda Markovits
             Skadden, Arps, Slate, Meagher & Flom LLP


Appendix 1 - Koor Industries Ltd.
List of subsidiaries and affiliates in respect of which an audit report has been included in Form 20-F

--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Name of                     Auditor              Details of affiliation       Additional information
subsidiary/affiliate                             to Koor
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Tadiran                     Kost, Forer,         Affiliate of Koor            o Financial statements according to Israeli GAAP
Communications              Gabbay &                                            with reconciliation note to US GAAP.
Ltd.                        Kasierer (E&Y)                                    o E&Y rely upon audit report of Talla-Com,
                                                                                Tallahassee Communications Industries Inc., a
                                                                                subsidiary of Tadiran Communications audited by
                                                                                Hoberman, Miller, Goldstein & Lesser.
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Talla-Com,                  Hoberman,            Subsidiary of Tadiran        Financial statements according to US GAAP. Auditor
Tallahassee                 Miller,              Communications               states in last paragraph of opinion that there are
Communications              Goldstein &                                       no material differences between US GAAP and Israeli
Industries Inc.             Lesser, CPA's,                                    GAAP.
and subsidiaries            P.C.
--------------------------- -------------------- ---------------------------- -----------------------------------------------------

--------------------------- -------------------- ---------------------------- ------------------------------------------------------
Tadiran Electronic          Brightman            Subsidiary of Koor's         Financial statements according to Israeli GAAP with
Systems Ltd.                Almagor & Co.        subsidiary, Elisra           reconciliation note to US GAAP.
                            (Deloitte)           Electronic Systems Ltd.
                                                 (Elisra is audited by KPMG.)
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Tadiran                     Brightman            Subsidiary of Koor's         Financial statements according to Israeli GAAP with
Spectralink Ltd.            Almagor & Co.        subsidiary, Elisra           reconciliation note to US GAAP.
                            (Deloitte)           Electronic Systems Ltd.
                                                 (Elisra is audited by KPMG.)
--------------------------- -------------------- ---------------------------- -----------------------------------------------------


--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Name of                     Auditor              Details of affiliation       Additional information
subsidiary/affiliate                             to Koor
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Tadiran Electronic          Hoberman,            Subsidiary of Koor's         Financial statements according to US GAAP. Auditor
Industries LLC.             Miller,              subsidiary, Tadiran Ltd.     states in last paragraph of opinion that there are
                            Goldstein &                                       no material differences between US GAAP and Israeli
                            Lesser,              (Tadiran is audited by       GAAP.
                            CPA's, P.C.          KPMG.)
--------------------------- -------------------- ---------------------------- -----------------------------------------------------

--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Microwave                   Hoberman,            Subsidiary of Koor           Financial statements according to US GAAP. Auditor
Networks Inc.and            Miller,                                           states in last  paragraph of opinion that there are
subsidiary                  Goldstein &                                       no material differences between US GAAP and Israeli
                            Lesser,                                           GAAP.
                            CPA's, P.C.
--------------------------- -------------------- ---------------------------- -----------------------------------------------------

--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Koor Trade Ltd.             Kost, Forer,         Subsidiary of Koor            o Financial statements according to Israeli GAAP
                            Gabbay &                                             with reconciliation note to US GAAP.
                            Kasierer (E&Y)                                     o E&Y rely upon audit report of Balton CP Limited,
                                                                                 an affiliated company of Koor Trade audited by
                                                                                 Blick Rothenberg, and upon audit report of Koor
                                                                                 Inter-Trade (Asia) PTY Ltd, a subsidiary of
                                                                                 Koor Trade audited by Einfeld Symonds Vince.
                                                                               o E&Y are responsible for the reconciliation of
                                                                                 the financial statements of Balton CP to Israeli
                                                                                 GAAP.
--------------------------- --------------------- --------------------------- -----------------------------------------------------
Balton CP Limited           Blick Rothenberg      Affiliate of Koor's         Financial statements according to US GAAP. E&Y are
                                                  subsidiary, Koor Trade Ltd. responsible for reconciliation to Israeli GAAP.
--------------------------- --------------------- --------------------------- -----------------------------------------------------
Koor Inter-Trade (Asia)     Einfeld Symonds       Subsidiary of Koor's        Financial statements according to Australian GAAP,
PTY Limited and             Vince                 subsidiary, Koor Trade Ltd. with reconciliation note to US GAAP and Israeli
subsidiaries                                                                  GAAP.
--------------------------- --------------------- --------------------------- -----------------------------------------------------


--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Name of                     Auditor              Details of affiliation       Additional information
subsidiary/affiliate                             to Koor
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Luxemburg                   Kost, Forer,         Subsidiary of Koor's ,       Financial statements according to Israeli GAAP with
Pharmaceutical              Gabbay               affiliate, Makhteshim-Agan   reconciliation note to US GAAP.
Ltd.                        & Kasierer (E&Y)     Industries Ltd.
                                                 (M-A Industries is audited by
                                                 KPMG.)
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Lycored Natural             Kost, Forer,         Subsidiary of Koor's          o Financial statements according to Israeli GAAP
Products Industries         Gabbay &             affiliate, Makhteshim-Agan      with reconciliation note to US GAAP.
Ltd.                        Kasierer (E&Y)       Industries Ltd.               o E&Y rely upon audit report of Nutriblend Ltd., a
                                                 (M-A Industries is audited by   subsidiary of Lycored, audited by Goodman Jones.
                                                 KPMG.)                        o E&Y are responsible for the reconciliation of
                                                                                 the financial statements of Nutriblend to Israeli
                                                                                 GAAP.
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Nutriblend Ltd.             Goodman Jones        Subsidiary of Makhteshim-     o Financial statements according to UK GAAP with
                                                 Agan Industries Ltd.'s          reconciliation note to US GAAP.
                                                 subsidiary, Lycored Natural   o E&Y are responsible for the reconciliation of
                                                 Products Industries Ltd.        the financial statements of Nutriblend to Israeli
                                                 (Lycored is audited by E&Y)     GAAP.
--------------------------- -------------------- ---------------------------- -----------------------------------------------------

--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Telrad Connegy              Kost, Forer,         Subsidiary of Koor's         Financial statements according to US GAAP with
Communications Inc.         Gabbay &             proportionately-consolidated reconciliation note to Israeli GAAP.
                            Kasierer (E&Y)       subsidiary, Telrad Networks
                                                 Ltd.
                                                 (Telrad is audited by KPMG.)
--------------------------- -------------------- ---------------------------- -----------------------------------------------------


--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Name of                     Auditor              Details of affiliation       Additional information
subsidiary/affiliate                             to Koor
--------------------------- -------------------- ---------------------------- -----------------------------------------------------
Koor Corporate              Kost, Forer,         Subsidiary of Koor            o Financial statements according to Israeli GAAP
Venture Capital             Gabbay &                                             with reconciliation note to US GAAP.
                            Kasierer (E&Y)                                     o E&Y rely upon audit report of Scopus Network
                                                                                 Technologies Ltd., an affiliated company of Koor
                                                                                 Corporate Venture Capital audited by Brightman
                                                                                 Almagor & Co.(Deloitte).
--------------------------- --------------------- --------------------------- -----------------------------------------------------
Scopus Network              Brightman             Affiliate of Koor's         Financial statements according to Israeli GAAP with
Technologies Ltd.           Almagor & Co.         subsidiary, Koor Corporate  reconciliation note to US GAAP.
                            (Deloitte)            Venture Capital
--------------------------- --------------------- --------------------------- -----------------------------------------------------

--------------------------- --------------------- --------------------------- -----------------------------------------------------
Koor Shevel Ltd.            Brightman             Subsidiary of Koor          Financial statements according to US GAAP with
                            Almagor & Co.                                     reconciliation note to Israeli GAAP.
                            (Deloitte)
--------------------------- --------------------- --------------------------- -----------------------------------------------------

--------------------------- --------------------- --------------------------- -----------------------------------------------------
Sheraton Moriah             Brightman             Subsidiary of Koor           o Financial statements according to Israeli GAAP
(Israel) Ltd.               Almagor & Co.                                        with reconciliation note to US GAAP.
                            (Deloitte)                                         o Deliotte rely upon audit report of Sheraton City
                                                                                 Tower, an affiliated company of Sheraton audited
                                                                                 by E&Y.
--------------------------- --------------------- --------------------------- -----------------------------------------------------
Joint Venture -             Kost, Forer,          Affiliate of Koor's         Financial statements according to Israeli GAAP with
Sheraton City               Gabbay &              subsidiary, Sheraton Moriah reconciliation note to US GAAP.
Tower                       Kasierer (E&Y)        (Israel) Ltd.
--------------------------- --------------------- --------------------------- -----------------------------------------------------


Appendix 2 - Statement of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------



                                                                                Company    Cumulative
                                                                            shares held       foreign
                                          Number of                              by the      currency     Retained
                                           ordinary     Share     Capital   Company and   translation     earnings
                                         shares (1)   capital    reserves  subsidiaries   adjustments    (deficit)      Total
                                        -----------  --------  ----------  ------------   -----------    ---------   ----------
                                                               Adjusted in terms of NIS of December 2003
                                        ---------------------------------------------------------------------------------------
                                                                           NIS thousands
                                        ---------------------------------------------------------------------------------------

Balance at December 31, 2002            15,173,377   564,515   2,633,495      (272,458)      (89,496)  (1,211,152)   1,624,904

Changes during 2003:
Net loss                                         -         -           -             -             -     (108,924)    (108,924)
Unrealized gains (loss) from
  available-for-sale securities                  -         -      32,572             -             -            -       32,572
Exercise of stock options granted
  to employees                              67,783        *-           -             -             -            -            -
Employee stock option compensation
  expenses                                       -         -     127,657             -             -            -      127,657
Issuance of "treasury stock"
  (see Note 20B)                           500,000         -           -       192,137             -     (149,126)      43,011
Derivatives (FAS 133)                            -         -       6,487             -             -            -        6,487
Cumulative foreign currency
  translation adjustments                        -         -           -             -      (143,585)           -     (143,585)
                                       -----------  --------  ----------  ------------   -----------    ---------   ----------
Balance at December 31, 2003            15,741,160   564,515   2,800,211       (80,321)     (233,081)  (1,469,202)   1,582,122
                                       ===========  ========  ==========  ============   ===========    =========   ==========




*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.


                                                                                  Koor Industries Ltd. (An Israeli Corporation)

Appendix 2 - Statement of Shareholders' Equity (cont'd)
-------------------------------------------------------------------------------------------------------------------------------



                                                                               Company    Cumulative
                                                                           shares held       foreign
                                          Number of                             by the      currency     Retained
                                           ordinary     Share    Capital   Company and   translation     earnings
                                         shares (1)   capital   reserves  subsidiaries   adjustments    (deficit)        Total
                                        -----------  --------  ----------  ------------   -----------    ---------   ----------
                                                                        Reported amounts
                                        ---------------------------------------------------------------------------------------
                                                                         NIS thousands
                                        ---------------------------------------------------------------------------------------

Balance at December 31, 2003            15,741,160   564,515  2,800,211        (80,321)     (233,081)  (1,469,202)   1,582,122

Changes during 2004:
Net earnings                                     -         -          -              -             -      111,572     111,572
Unrealized gains (loss) from
  available-for-sale securities                  -         -     36,516              -             -            -       36,516
Exercise of stock options granted
  to employees                              83,025        *-          -              -             -            -            -
Employee stock option compensation
  expenses                                       -         -     58,150              -             -            -       58,150
Derivatives (FAS 133)                            -         -   (10,964)              -             -            -      (10,964)
Cumulative foreign currency
  translation adjustments, net                   -         -          -              -        (9,546)           -       (9,546)
                                       -----------  --------  ----------  ------------   -----------    ---------   ----------
Balance as December 31, 2004            15,824,185   564,515  2,883,913        (80,321)     (242,627)  (1,357,630)   1,767,850
                                       ===========  ========  ==========  ============   ===========    =========   ==========


*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.